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                                                Filed pursuant to Rule 424(b)(3)
                                                              File No. 333-46154


                                    eBay Inc.

                                3,889,646 SHARES

                                  COMMON STOCK

THE SELLING STOCKHOLDERS:   The selling stockholders identified in this
                            prospectus are selling 3,889,646 shares of our common stock. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders.

OFFERING PRICE:             The selling stockholders may sell the shares of
                            common stock described in this prospectus in a number of different ways and at varying prices. We provide more information about how they may sell their shares in the section titled "Plan of Distribution" on page 25.

TRADING MARKET:             Our common stock is listed on the Nasdaq National
                            Market under the symbol "EBAY." On October 19, 2000, the closing sale price of our common stock, as reported on the Nasdaq National Market, was $57.19.

RISKS: INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 3.

        The shares offered or sold under this prospectus have not been approved by the Securities and Exchange Commission or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.



                 THE DATE OF THIS PROSPECTUS IS OCTOBER 23, 2000



        eBay(R) and the eBay logo are our registered trademarks. This prospectus also includes trade dress, trade names and trademarks of other companies. Our use or display of other parties' trademarks, trade dress or products is not intended to and does not imply a relationship with the trademark or trade dress owners.
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                               PROSPECTUS SUMMARY

        The following is a summary of our business. You should carefully read the section entitled "Risk Factors" in this prospectus, our Annual Report on Form 10-K for the year ended December 31, 1999 and our Quarterly Reports on Forms 10-Q for the quarters ended March 31, 2000 and June 30, 2000 for more information on our business and the risks involved in investing in our stock.

        In addition to the historical information contained in this prospectus, this prospectus contains forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act of 1934. These statements may be identified by the use of words such as "expects," "anticipates," "intends," "plans" and similar expressions. The outcome of the events described in these forward-looking statements is subject to risks and actual results could differ materially. The sections entitled "Risk Factors" beginning on page 3 of this prospectus, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," "Risk Factors" and "Business" in our Annual Report and Quarterly Reports contain a discussion of some of the factors that could contribute to those differences.



                                    eBay Inc.

OVERVIEW

        We pioneered online person-to-person trading by developing an Internet-based community in which buyers and sellers are brought together in an efficient and entertaining auction format to buy and sell personal items such as antiques, coins, collectibles, computers, memorabilia, stamps and toys. The eBay service permits sellers to list items for sale, buyers to bid on items of interest and all eBay users to browse through listed items in a fully-automated, topically-arranged, intuitive and easy-to-use online service that is available 24-hours- a-day, seven-days-a-week. We have extended our online offerings with the acquisitions of alando, an international online person-to-person trading community, Billpoint, a provider of online billing and payment solutions that is now a majority owned subsidiary, and most recently with Half.com, a provider of fixed price person-to-person e-commerce. We have expanded beyond our online origins into the traditional auction business with our acquisitions of Butterfield & Butterfield Auctioneers Corporation, d/b/a Butterfields, and Kruse, Inc. d/b/a Kruse International.

        We were formed as a sole proprietorship in September 1995, incorporated in California in May 1996 and reincorporated in Delaware in April 1998. Our principal executive offices are located at 2145 Hamilton Avenue, San Jose, California 95125. Our telephone number is (408) 558-7400, and our website is located at www.ebay.com. Information contained on our website is not a part of this prospectus.

ACQUISITION OF HALF.COM

        On July 11, 2000, eBay acquired Half.com. Half.com was incorporated in Pennsylvania in June 1999 and provides a fixed-price person-to-person e-commerce site allowing people to buy and sell high quality, previously owned goods at a discount to the original list price. Sellers on the Half.com site can easily list videos, DVDs, books, compact discs or video games for sale by inputting the product's bar code (UPC or ISDN code), the product's condition, and the sales price. Half intends to expand this platform to other categories in the future. In contrast to eBay, products generally stay listed until sold. If a buyer selects a seller's item, Half queries the seller to confirm that the item is still for sale, then charges the buyer for the item plus a standardized shipping and processing fee and notifies the seller of the sale, requesting that the merchandise be shipped. Half later remits to the seller the sales price, less Half's commission (generally 15%) and a shipping allowance. In addition, Buyers may put items which they would like to purchase on a "wish list" in order to seek potential sellers.

        In connection with the merger, eBay issued, or reserved for issuance, a total of approximately 5,484,000 shares of eBay common stock to Half.com's existing shareholders, option holders and warrant holders as consideration for all shares of capital stock and options and warrants of Half.com held immediately prior to consummation of the merger. The merger will be accounted for as a pooling of interests.



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                                  RISK FACTORS


        You should carefully consider the risks described below before making an investment decision. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business could be harmed. In such case, the trading price of our common stock could decline, and you many lose all or part of your investment.

WE HAVE A LIMITED OPERATING HISTORY

        Our company was formed as a sole proprietorship in September 1995 and was incorporated in May 1996. We have only a limited operating history on which you can base an evaluation of our business and prospects. As an online commerce company still relatively early in our development, we face substantial risks, uncertainties, expenses and difficulties. To address these risks and uncertainties, we and our subsidiaries must do the following:

        - maintain and increase our number of registered users, items listed on our service and completed sales;

        -       expand into new markets;

        - maintain and grow our website and customer support operations at a reasonable cost;

        -       continue to make trading through our service safer for users;

        -       maintain and enhance our brand;

        - continue to develop and upgrade our technology and information processing systems;

        - continue to enhance our service to meet the changing requirements of our users;

        -       provide superior customer service;

        -       remain attractive to our commercial partners;

        -       respond to competitive developments; and

        -       attract, integrate, retain and motivate qualified personnel.


        We may be unable to accomplish one or more of these goals, which could cause our business to suffer. In addition, accomplishing one or more of these goals might be very expensive, which could harm our financial results.

OUR OPERATING RESULTS MAY FLUCTUATE

        Our operating results have varied on a quarterly basis during our operating history. Our operating results may fluctuate significantly as a result of a variety of factors, many of which are outside our control. Factors that may affect our quarterly operating results include the following:

        - our ability to retain an active user base, to attract new users who list items for sale and who purchase items through our service and to maintain customer satisfaction;

        - our ability to keep our website operational and to manage the number of items listed on our service;

        - the amount and timing of operating costs and capital expenditures relating to the maintenance and



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                expansion of our business, operations and infrastructure;

        - foreign, federal, state or local government regulation, including investigations prompted by items improperly listed or sold by our users;

        - the introduction of new sites, services and products by us or our competitors;

        - volume, size, timing and completion rate of trades on our websites;

        - consumer confidence in the security of transactions on our websites;

        - our ability to upgrade and develop our systems and infrastructure to accommodate growth;

        -       technical difficulties or service interruptions;

        - our ability to attract new personnel in a timely and effective manner;

        - our ability to retain key employees in both our online businesses and our acquisitions;

        - our ability to successfully integrate Half.com, our newest acquisition;

        - the ability of our land-based auction businesses to acquire high quality properties for auction;

        - the timing, cost and availability of advertising in traditional media and on other websites and online services;

        - the timing of payments to us and of marketing and other expenses under existing and future contracts;

        - consumer trends and popularity of some categories of collectible items;

        -       the success of our brand building and marketing campaigns;

        -       the level of use of the Internet and online services;

        - increasing consumer acceptance of the Internet and other online services for commerce and, in particular, the trading of products such as those listed on our website; and

        - general economic conditions and economic conditions specific to the Internet and e-commerce industries.

        Our limited operating history and the emerging nature of the markets in which we compete make it difficult for us to forecast the level or source of our revenues or earnings accurately. We believe that period-to-period comparisons of our operating results may not be meaningful and you should not rely upon them as an indication of future performance. We do not have backlog, and almost all of our net revenues each quarter come from transactions for items that are listed and sold during that quarter. Our operating results in one or more future quarters may fall below the expectations of securities analysts and investors. In that event, the trading price of our common stock would almost certainly decline.

OUR FAILURE TO MANAGE GROWTH COULD HARM US

        We currently are experiencing a period of expansion in our headcount, facilities and infrastructure, and we anticipate that further expansion will be required to address potential growth in our customer base and number of listings, and our expansion into new geographic areas, types of goods and alternative methods of sale. This expansion has placed, and we expect it will continue to place, a significant strain on our management, operational and financial resources. The areas that are put under strain by our growth include the following:



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        -       The Websites. We must constantly add new hardware, update
                software and add new engineering personnel to accommodate the increased use of our and our subsidiaries' websites and the new products and features we are regularly introducing. This has reduced our margins. If we are unable to increase the capacity of our systems at least as fast as the growth in demand for this capacity, our websites may become unstable and may cease to operate for periods of time. We have experienced periodic unscheduled downtime. Continued unscheduled downtime would harm our business and also could anger users of our website and reduce future revenues.

        - Customer Support. We must expand our customer support operations to accommodate the increased number of users and transactions on our websites. If we are unable to hire and successfully train sufficient employees or contractors in this area, users of our websites may have negative experiences, and current and future revenues could suffer.

        - Customer Accounts. Our revenues are dependent on prompt and accurate billing processes. If we are unable to grow our transaction processing abilities to accommodate the increasing number of transactions that must be billed, our ability to collect revenue will be harmed.

        We must continue to hire, train and manage new employees at a rapid rate. The majority of our employees today have been with us less than one year and we expect that our rate of hiring will continue at a very high pace. If our new hires are not good hires, or if we are unsuccessful in training and integrating these new employees, or if we are not successful in retaining our existing employees, our business may be harmed. To manage the expected growth of our operations and personnel, we will need to improve our transaction processing, operational and financial systems, procedures and controls. Our current and planned personnel, systems, procedures and controls may not be adequate to support our future operations. We may be unable to hire, train, retain and manage required personnel or to identify and take advantage of existing and potential strategic relationships and market opportunities.

WE MAY NOT MAINTAIN PROFITABILITY

        We believe that our continued profitability will depend in large part on our ability to do the following:

        - maintain sufficient transaction volume to attract buyers and sellers;

        - manage the costs of our business, including the costs associated with maintaining and developing our website, customer support and international and product expansion;

        -       increase our brand name awareness; and

        - provide our customers with superior community and trading experiences.

        We are investing heavily in marketing and promotion, customer support, further development of our website, technology and operating infrastructure development. The costs of these investments have reduced our margins and are expected to remain significant into the future. In addition, we have significant ongoing commitments in some of these areas. As a result, we may be unable to adjust our spending rapidly enough to compensate for any unexpected revenue shortfall, which may harm our profitability. The existence of several larger and more established companies that are rapidly enabling online sales as well as new companies, many of whom do not charge for transactions on their sites and others who are facilitating trading through other pricing formats (fixed price, reverse auction, group buying, etc.) may limit our ability to raise user fees in response to declines in profitability. In addition, we are spending in advance of anticipated growth, which may also harm our profitability. In view of the rapidly evolving nature of our business and our limited operating history, we believe that period-to-period comparisons of our operating results are not necessarily meaningful. You should not rely upon our historical results as indications of our future performance.



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ACQUISITIONS COULD RESULT IN DILUTION, OPERATING DIFFICULTIES AND OTHER HARMFUL
CONSEQUENCES

        We have acquired a number of businesses, including our recent acquisition of Half.com, and may in the future acquire businesses, technologies, services or products that we believe are strategic. The process of integrating any acquisition may create unforeseen operating difficulties and expenditures and is itself risky. The areas where we may face difficulties include:

        - diversion of management time (at both companies) during the period of negotiation through closing and further diversion of such time after closing from focus on operating the businesses to issues of integration and future products;

        - decline in employee morale and retention issues resulting from changes in compensation, reporting relationships, future prospects, or the direction of the business;

        - the need to integrate each company's accounting, management information, human resource and other administrative systems to permit effective management and the lack of control if such integration is delayed or not implemented; and

        - the need to implement controls, procedures and policies appropriate for a larger public company at companies that prior to acquisition had been smaller, private companies.

        Prior to the four large acquisitions we made in 1999, we had almost no experience in managing this integration process. Most of our acquisitions to date have involved either family-run companies or very early stage companies, which may worsen these integration issues. Moreover, the anticipated benefits of any or all of these acquisitions may not be realized. Future acquisitions or mergers could result in potentially dilutive issuances of equity securities, the incurrence of debt, contingent liabilities or amortization expenses related to goodwill and other intangible assets, any of which could harm our business. Future acquisitions or mergers may require us to obtain additional equity or debt financing, which may not be available on favorable terms or at all. Even if available, this financing may be dilutive.

UNAUTHORIZED BREAK-INS OR OTHER ASSAULTS ON OUR SERVICE COULD HARM OUR BUSINESS

        Our servers are vulnerable to computer viruses, physical or electronic break-ins and similar disruptions, which could lead to interruptions, delays, loss of data or the inability to complete customer transactions. In addition, unauthorized persons may improperly access our data. We have experienced an unauthorized break-in by a "hacker" who has stated that he can in the future damage or change our system or take confidential information. We have also experienced "denial of service" type attacks on our system which have made all or portions of our website unavailable for periods of time. These and other types of attacks could harm us. Actions of this sort may be very expensive to remedy and could damage our reputation and discourage new and existing users from using our service.

OUR BUSINESS MAY BE HARMED BY THE LISTING OR SALE BY OUR USERS OF ILLEGAL ITEMS

        The law relating to the liability of providers of online services for the activities of their users on their service is currently unsettled. We are aware that certain goods, such as firearms, other weapons, adult material, tobacco products, alcohol and other goods that may be subject to regulation by local, state or federal authorities, have been listed and traded on our service. We may be unable to prevent the sale of unlawful goods, or the sale of goods in an unlawful manner, by users of our service, and we may be subject to allegations of civil or criminal liability for unlawful activities carried out by users through our service. Several lawsuits based upon such allegations are currently pending. See "We are subject to intellectual property and other litigation." In order to reduce our exposure to this liability, we have prohibited the listing of certain items and increased the number of personnel reviewing questionable items. We may in the future implement other protective measures that could require us to spend substantial resources and/or to reduce revenues by discontinuing certain service offerings. Any costs incurred as a result of liability or asserted liability relating to the sale of unlawful goods or the unlawful sale of goods, could



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harm our business. In addition, we have received significant and continuing media attention relating to the listing or sale of unlawful goods on our website. This negative publicity could damage our reputation and diminish the value of our brand name. It also could make users reluctant to continue to use our services.

OUR BUSINESS MAY BE HARMED BY THE LISTING OR SALE BY OUR USERS OF PIRATED ITEMS

        We have received in the past, and we anticipate we will receive in the future, communications alleging that certain items listed or sold through our service by our users infringe third-party copyrights, trademarks and tradenames or other intellectual property rights. Although we have actively sought to work with the content community to eliminate infringing listings on our website, some content owners have expressed the view that our efforts are insufficient. Content owners have been active in defending their rights against online companies. An allegation of infringement of third-party intellectual property rights may result in litigation against us. Any such litigation could be costly for us, could result in increased costs of doing business through adverse judgment or settlement, could require us to change our business practices in expensive ways, or could otherwise harm our business. Litigation against other online companies could result in interpretations of the law that could also require us to change our business practices or otherwise increase our costs. See "We are subject to intellectual property and other litigation."

OUR BUSINESS MAY BE HARMED BY FRAUDULENT ACTIVITIES ON OUR WEBSITE

        Our future success will depend largely upon sellers reliably delivering and accurately representing their listed goods and buyers paying the agreed purchase price. We have received in the past, and anticipate that we will receive in the future, communications from users who did not receive the purchase price or the goods that were to have been exchanged. In some cases individuals have been arrested and convicted for fraudulent activities using our website. While we can suspend the accounts of users who fail to fulfill their delivery obligations to other users, we do not have the ability to require users to make payments or deliver goods or otherwise make users whole other than through our limited insurance program. Other than through this program, we do not compensate users who believe they have been defrauded by other users. We also periodically receive complaints from buyers as to the quality of the goods purchased. Negative publicity generated as a result of fraudulent or deceptive conduct by users of our service could damage our reputation and diminish the value of our brand name. We expect to continue to receive requests from users requesting reimbursement or threatening or commencing legal action against us if no reimbursement is made. This sort of litigation could be costly for us, divert management attention, result in increased costs of doing business, lead to adverse judgments or could otherwise harm our business.

GOVERNMENT INQUIRIES MAY LEAD TO CHARGES OR PENALTIES

        On January 29, 1999, we received initial requests to produce certain records and information to the federal government relating to an investigation of possible illegal transactions in connection with our website. We were informed that the inquiry includes an examination of our practices with respect to these transactions. We have provided further information in connection with this ongoing inquiry. In order to protect the investigation, the court has ordered that no further public disclosures be made with respect to the matter.

        On March 24, 2000, Butterfields received a grand jury subpoena from the Antitrust Division of the Department of Justice requesting documents relating to, among other things, changes in Butterfields' seller commissions and buyer premiums and discussions, agreements or understandings with other auction houses, in each case since 1992. We believe this request may be related to a publicly reported criminal investigation of auction houses for price fixing. We have provided the information requested in the subpoena.

        Should these or any other investigations lead to civil or criminal charges against us, we would likely be harmed by negative publicity, the costs of litigation, the diversion of management time and other negative effects, even if we ultimately prevail. Our business would certainly suffer if we were not to prevail in any actions like these. Even the process of providing records and information can be expensive, time consuming and result in the diversion of management attention.



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        A large number of transactions occur on our website. We believe that government regulators have received a substantial number of consumer complaints about us which, while small as a percentage of our total transactions, are large in aggregate numbers. As a result, we have from time to time been contacted by various federal, state and local regulatory agencies and been told that they have questions with respect to the adequacy of the steps we take to protect our users from fraud. We are likely to receive additional inquiries from regulatory agencies in the future, which may lead to action against us. We have responded to all inquiries from regulatory agencies by describing our current and planned antifraud efforts. If one or more of these agencies is not satisfied with our response to current or future inquiries, the resultant investigations and potential fines or other penalties could harm our business.

        We have provided information to the antitrust division of the Department of Justice in connection with an inquiry into our conduct with respect to "auction aggregators" including our licensing program and our lawsuit against Bidder's Edge. Should the division decide to take action against us, we would likely be harmed by negative publicity, the costs of the action, possible private antitrust lawsuits, the diversion of management time and effort and penalties we might suffer if we ultimately were not to prevail.

SOME OF OUR BUSINESSES ARE SUBJECT TO REGULATION AND OTHERS MAY BE IN THE FUTURE

        Both Butterfields and Kruse are subject to regulation in some jurisdictions governing the manner in which live auctions are conducted. Both are required to obtain licenses in these jurisdictions with respect to their business or to permit the sale of categories of items (e.g. wine, automobiles, and real estate). These licenses generally must be renewed regularly and are subject to revocation for violation of law, violation of the regulations governing auctions in general or the sale of the particular item and other events. If either company was unable to renew a license or had a license revoked, its business would be harmed. In addition, changes to the regulations or the licensure requirements could increase the complexity and the cost of doing auctions, thereby harming us.

        As our activities and the types of goods listed on our site expand, state regulatory agencies may claim that we are subject to licensure in their jurisdiction. These claims could result in costly litigation or could require us to change our manner of doing business in ways that increase our costs or reduce our revenues or force us to prohibit listings of certain items. We could also be subject to fines or other penalties. Any of these outcomes could harm our business.

        As we have expanded internationally, we have become subject to new regulations, including regulations on the transmission of personal information. These laws may require costly changes to our business practices. If we are found to have violated any of these laws, we could be subject to fines or penalties and our business could be harmed.

COMPANIES THAT HANDLE PAYMENTS, INCLUDING OUR SUBSIDIARIES BILLPOINT AND HALF.COM, MAY BE SUBJECT TO ADDITIONAL REGULATION

        The Half.com business model involves the handling of payments by buyers for the items listed by Half.com's sellers. Billpoint handles its customer funds as a provider of Internet payment solutions. Businesses that handle consumers' funds are subject to numerous regulations, including those related to banking, credit cards, escrow, fair credit reporting and others. Billpoint is a new business with a relatively novel approach to facilitating payments. It is not yet known how regulatory agencies will treat Billpoint. The cost and complexity of Billpoint's business may increase if certain regulations are deemed to apply to its business. In addition to the need to comply with these regulations, Billpoint's business is also subject to risks of fraud, the need to grow systems and processes rapidly if its products are well received, a high level of competition, including competitors who are currently not charging for their product offerings and are offering significant promotional incentives, and the need to coordinate systems and policies among itself, us and Wells Fargo Bank, which is the provider of payment services. Similarly, Half.com may be subject to certain regulations regarding payments and the cost and complexity of its business may increase if these regulations are deemed to apply to its business.

WE ARE SUBJECT TO RISKS ASSOCIATED WITH INFORMATION DISSEMINATED THROUGH OUR SERVICE

        The law relating to the liability of online services companies for information carried on or disseminated through their services is currently unsettled. Claims could be made against online services companies under both United



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States and foreign law for defamation, libel, invasion of privacy, negligence, copyright or trademark infringement, or other theories based on the nature and content of the materials disseminated through their services. Several private lawsuits seeking to impose liability upon us currently are pending. In addition, federal, state and foreign legislation has been proposed that imposes liability for or prohibits the transmission over the Internet of certain types of information. Our service features a Feedback Forum, which includes information from users regarding other users. Although all such feedback is generated by users and not by us, it is possible that a claim of defamation or other injury could be made against us for content posted in the Feedback Forum. Claims like these become more likely and have a higher probability of success in jurisdictions outside the U.S. If we become liable for information provided by our users and carried on our service, we could be directly harmed and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources and/or to discontinue certain service offerings, which would negatively affect our financial results. In addition, the increased attention focused upon liability issues as a result of these lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. We carry liability insurance, but it may not be adequate to compensate us if we become liable for information carried on or through our service. Any costs incurred as a result of this liability or asserted liability could harm our business.

WE ARE SUBJECT TO INTELLECTUAL PROPERTY AND OTHER LITIGATION

        On September 1, 1999, we were served with a lawsuit filed by Randall Stoner, on behalf of the general public, in San Francisco Superior Court (No. 305666). The lawsuit alleges that we violated Section 17200 of the California Business & Professions Code, a statute that relates to unfair competition, based upon the listing of "bootleg" or "pirate" recordings by eBay's users, allegedly in violation of California penal statutes relating to the sale of unauthorized audio recordings. The lawsuit seeks declaratory and injunctive relief, restitution and legal fees. We filed a general demurrer which was sustained by the court with leave to amend. The plaintiff filed an amended complaint. Discovery has commenced. We have filed a motion for summary judgement. We believe we have meritorious defenses to this lawsuit and intend to defend ourselves vigorously. However, even if successful, this defense would be costly and, if eBay were to lose this lawsuit, our business would be harmed.

        On December 10, 1999, we sued Bidder's Edge, Inc. in the United States District Court for the Northern District of California alleging trespass, unfair competition, violation of the computer fraud and abuse act, misappropriation, false advertising, trademark dilution, injury to business reputation, interference with prospective economic advantage, and unjust enrichment. On February 7, 2000, Bidder's Edge denied these claims and counterclaimed against us alleging that we violated the antitrust laws by monopolizing or attempting to monopolize a market, we are competing unfairly, and that we interfered with their contract with eBay magazine. Bidder's Edge is seeking treble damages, an injunction and its fees and costs. Discovery in this case has commenced. A motion to dismiss on the antitrust counterclaim has been denied. On May 24, 2000, the court granted us a preliminary injunction against the use by Bidder's Edge of robotic means to copy our site. Bidder's Edge has appealed this ruling. We intend to prosecute our claims and defend ourselves against Bidder's Edge's counterclaims vigorously. However, this lawsuit has been and is expected to continue to be costly and our business would be harmed if we were to lose.

        On April 25, 2000 eBay was served with a lawsuit, Gentry et.al. v. eBay, Inc. et.al, filed in Superior Court in San Diego, California. The lawsuit is filed on behalf of a purported class of eBay users who purchased forged autographed sports memorabilia on eBay. The lawsuit claims eBay was negligent in permitting certain named (and other unnamed) defendants to sell allegedly forged autographed sports memorabilia on eBay. In addition, the lawsuit claims eBay violated Section 17200 and a section of the California Civil Code which prohibits "dealers" from selling sports memorabilia without a "Certificate of Authenticity". The lawsuit seeks class action certification, compensatory damages, a civil penalty of ten times actual damages, interest, costs and fees and injunctive relief. Discovery in this case has commenced. We filed a demurrer to three of the counts, which the court sustained with leave to amend. The plaintiffs have filed an amended complaint. We believe we have meritorious defenses to this lawsuit and intend to defend ourselves vigorously. However, even if successful, this defense has been and is expected to be costly. If we lose this lawsuit, it would harm our business.

        Other third parties have from time to time claimed and may claim in the future that we have infringed their past, current or future technologies. We expect that participants in our markets increasingly will be subject to infringement claims as the number of services and competitors in our industry segment grows. Any claim like this, whether



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meritorious or not, could be time-consuming, result in costly litigation, cause service upgrade delays or require us to enter into royalty or licensing agreements. These royalty or licensing agreements might not be available on acceptable terms or at all. As a result, any claim like this could harm our business.

        From time to time, eBay is involved in disputes that have arisen in the ordinary course of business. Management believes that the ultimate resolution of these disputes will not have a material adverse impact on eBay's financial position or results of operations.

THE INABILITY TO EXPAND OUR SYSTEMS MAY LIMIT OUR GROWTH

        We seek to generate a high volume of traffic and transactions on our service. The satisfactory performance, reliability and availability of our websites, processing systems and network infrastructure are critical to our reputation and our ability to attract and retain large numbers of users. Our revenues depend primarily on the number of items listed by users, the volume of user transactions that are successfully completed and the final prices paid for the items listed. We need to expand and upgrade our technology, transaction processing systems and network infrastructure both to meet increased traffic on our site and to implement new features and functions, including those required under our contracts with third parties. We may be unable to accurately project the rate or timing of increases, if any, in the use of our service or to expand and upgrade our systems and infrastructure to accommodate any increases in a timely fashion.

        We use internally developed systems to operate our service for transaction processing, including billing and collections processing. We must continually improve these systems in order to accommodate the level of use of our website. In addition, we may add new features and functionality to our services that would result in the need to develop or license additional technologies. We capitalize hardware and software costs associated with this development in accordance with generally accepted accounting principles and include such amounts in computer equipment and software. Our inability to add additional software and hardware or to upgrade our technology, transaction processing systems or network infrastructure to accommodate increased traffic or transaction volume could have adverse consequences. These consequences include unanticipated system disruptions, slower response times, degradation in levels of customer support, impaired quality of the users' experience of our service and delays in reporting accurate financial information. Our failure to provide new features or functionality also could result in these consequences. We may be unable to effectively upgrade and expand our systems in a timely manner or to integrate smoothly any newly developed or purchased technologies with our existing systems. These difficulties could harm or limit our ability to expand our business.

SYSTEM FAILURES COULD HARM OUR BUSINESS

        We have experienced system failures from time to time. Our website has been interrupted for periods of up to 22 hours. In addition to placing increased burdens on our engineering staff, these outages create a flood of user questions and complaints that need to be responded to by our customer support personnel. Any unscheduled interruption in our service results in an immediate loss of revenues that can be substantial and may cause some users to switch to our competitors. If we experience frequent or persistent system failures, our reputation and brand could be permanently harmed. We have been taking steps to increase the reliability and redundancy of our system. These steps are expensive, reduce our margins and may not be successful in reducing the frequency or duration of unscheduled downtime.

        Substantially all of our computer hardware for operating our services (other than Half.com) currently is located at the facilities of Exodus Communications, Inc. in Santa Clara, California and AboveNet Communications in San Jose, California. The computer hardware for the Half.com service is located in the facilities of Level 3 Communications in Philadelphia, Pennsylvania. These systems and operations are vulnerable to damage or interruption from earthquakes, floods, fires, power loss, telecommunication failures and similar events. They are also subject to break-ins, sabotage, intentional acts of vandalism and similar misconduct. We do not maintain fully redundant systems or alternative providers of hosting services, and we do not carry business interruption insurance sufficient to compensate us for losses that may occur. Despite any precautions we may take, the occurrence of a natural disaster or other unanticipated problems at any of the Exodus, AboveNet or Level 3 facilities could result in interruptions in our services. In addition, the failure by Exodus, AboveNet or Level 3 to provide our required data



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communications capacity could result in interruptions in our service. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service will reduce our revenues and profits, and our future revenues and profits will be harmed if our users believe that our system is unreliable.

OUR STOCK PRICE HAS BEEN AND MAY CONTINUE TO BE EXTREMELY VOLATILE

        The trading price of our common stock has been and is likely to be extremely volatile. Our stock price could be subject to wide fluctuations in response to a variety of factors, including the following:

        - actual or anticipated variations in our quarterly operating results;

        -       unscheduled system downtime;

        -       additions or departures of key personnel;

        - announcements of technological innovations or new services by us or our competitors;

        -       changes in financial estimates by securities analysts;

        - conditions or trends in the Internet and online commerce industries;

        - changes in the market valuations of other Internet or online service companies;

        -       developments in Internet regulation;

        - announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

        - sales of our common stock or other securities in the open market; and

        -       other events or factors that may be beyond our control.


        In addition, the trading price of Internet stocks in general, and ours in particular, have experienced extreme price and volume fluctuations in recent months. These fluctuations often have been unrelated or disproportionate to the operating performance of these companies. The valuations of many Internet stocks, including ours, are extraordinarily high based on conventional valuation standards such as price-to-earnings and price-to-sales ratios. The trading price of our common stock has increased enormously from the initial public offering price. These trading prices and valuations may not be sustained. Any negative change in the public's perception of the prospects of Internet or e-commerce companies could depress our stock price regardless of our results. Other broad market and industry factors may decrease the market price of our common stock, regardless of our operating performance. Market fluctuations, as well as general political and economic conditions, such as recession or interest rate or currency rate fluctuations, also may decrease the market price of our common stock. In the past, following declines in the market price of a company's securities, securities class-action litigation often has been instituted. Litigation of this type, if instituted, could result in substantial costs and a diversion of management's attention and resources.

NEW AND EXISTING REGULATIONS COULD HARM OUR BUSINESS

        We are subject to the same federal, state and local laws as other companies conducting business on the Internet. Today there are relatively few laws specifically directed towards online services. However, due to the increasing popularity and use of the Internet and online services, many laws relating to the Internet are being debated at the state and federal levels (both in the U.S. and abroad) and it is possible that laws and regulations will be adopted with respect to the Internet or online services. These laws and regulations could cover issues such as user privacy, freedom of expression, pricing, fraud, content and quality of products and services, taxation, advertising, intellectual



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

property rights and information security. Applicability to the Internet of existing laws governing issues such as property ownership, copyrights and other intellectual property issues, taxation, libel, obscenity and personal privacy is uncertain. The vast majority of these laws were adopted prior to the advent of the Internet and related technologies and, as a result, do not contemplate or address the unique issues of the Internet and related technologies. Those laws that do reference the Internet, such as the Digital Millennium Copyright Act, have not yet been interpreted to a significant degree by the courts and their applicability and reach are therefore uncertain. In addition, numerous states, including the State of California, where our headquarters are located, have regulations regarding how "auctions" may be conducted and the liability of "auctioneers" in conducting such auctions. No final legal determination has been made with respect to the applicability of the California regulations to our business to date and little precedent exists in this area. Several states are considering imposing these regulations upon us or our users, which could harm our business. In addition, as the nature of the products listed by our users change, we may become subject to new regulatory restrictions.

        Several states have proposed legislation that would limit the uses of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission also has recently settled several proceedings regarding the manner in which personal information is collected from users and provided to third parties. Changes to existing laws or the passage of new laws intended to address these issues could directly affect the way we do business or could create uncertainty in the marketplace. This could reduce demand for our services, increase the cost of doing business as a result of litigation costs or increased service delivery costs, or otherwise harm our business. In addition, because our services are accessible worldwide, and we facilitate sales of goods to users worldwide, foreign jurisdictions may claim that we are required to comply with their laws. For example, a French court has recently ruled that a U.S. website must comply with French laws regarding content. As we have expanded our international activities, we have become obligated to comply with the laws of the countries in which we operate. Laws regulating Internet companies outside of the United States may be less favorable then those in the United States, giving greater rights to consumers, content owners and users. Compliance may be more costly or may require us to change our business practices or restrict our service offerings relative to those in the United States. Our failure to comply with foreign laws could subject us to penalties ranging from fines to bans on our ability to offer our services.

OUR BUSINESS HAS BEEN SEASONAL

        Our results of operations historically have been somewhat seasonal in nature because many of our users reduce their activities on our website during the Thanksgiving and Christmas holidays and with the onset of good weather. We have historically experienced our strongest quarter of online growth our first fiscal quarter. Both Butterfields and Kruse have significant quarter-to-quarter variations in their results of operations depending on the timing of auctions and the availability of high quality items from large collections and estates. Butterfields typically has its best operating results in the traditional fall and spring auction seasons and has historically incurred operating losses in the first and third quarters. Kruse typically sees a seasonal peak in operations in the third quarter. Seasonal or cyclical variations in our business may become more pronounced over time and may harm our results of operations in the future.

WE ARE DEPENDENT ON THE CONTINUED GROWTH OF ONLINE COMMERCE

        The business of selling goods over the Internet, particularly through personal trading, is new and dynamic. Our future net revenues and profits will be substantially dependent upon the widespread acceptance of the Internet and online services as a medium for commerce by consumers. Rapid growth in the use of and interest in the Internet and online services is a recent phenomenon. This acceptance and use may not continue. Even if the Internet is accepted, concerns about fraud, privacy and other problems may mean that a sufficiently broad base of consumers will not adopt the Internet as a medium of commerce. In particular, our website requires users to make publicly available their e-mail addresses and other personal information that some potential users may be unwilling to provide. These concerns may increase as additional publicity over privacy issues on eBay or generally over the Internet increase. Market acceptance for recently introduced services and products over the Internet is highly uncertain, and there are few proven services and products. In order to expand our user base, we must appeal to and acquire consumers who historically have used traditional means of commerce to purchase goods. If these consumers prove to be less active than our earlier users, and we are unable to gain efficiencies in our operating costs, including our cost of acquiring



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

new customers, our business could be adversely impacted.

THERE ARE MANY RISKS ASSOCIATED WITH OUR INTERNATIONAL OPERATIONS

        We are expanding internationally. In 1999, we acquired alando, a leading online German personal trading platform, and began operations in the United Kingdom and, through a joint venture, in Australia. In the first quarter of 2000, we further expanded into Japan and formally launched our localized Canadian operations. In October 2000, we launched our French site. Expansion into international markets will require management attention and resources. We have limited experience in localizing our service to conform to local cultures, standards and policies. In most countries, we will have to compete with local companies who understand the local market better than we do. We may not be successful in expanding into international markets or in generating revenues from foreign operations. Even if we are successful, the costs of operating are expected to exceed our net revenues for at least 12 months in most countries. As we continue to expand internationally, we are subject to risks of doing business internationally, including the following:

        - regulatory requirements, including regulation of "auctions," that may limit or prevent the offering of our services in local jurisdictions, may prevent enforceable agreements between sellers and buyers, or may prohibit certain categories of goods;

        - legal uncertainty regarding liability for the listings of our users, including less Internet-friendly legal systems, unique local laws and lack of clear precedent or applicable law;

        - government-imposed limitations on the public's access to the Internet;

        -       difficulties in staffing and managing foreign operations;

        - longer payment cycles, different accounting practices and problems in collecting accounts receivable;

        -       higher telecommunications and Internet service provider costs;

        -       more stringent consumer protection laws;

        -       cultural nonacceptance of online trading;

        -       stronger local competitors;

        -       seasonal reductions in business activity; and

        -       potentially adverse tax consequences.


        Some of these factors may cause our international costs to exceed our domestic costs of doing business. To the extent we expand our international operations and have additional portions of our international revenues denominated in foreign currencies, we also could become subject to increased difficulties in collecting accounts receivable and risks relating to foreign currency exchange rate fluctuations.

OUR BUSINESS MAY BE SUBJECT TO SALES AND OTHER TAXES

        We do not collect sales or other similar taxes on goods sold by users through our service. One or more states may seek to impose sales tax collection obligations on companies such as ours that engage in or facilitate online commerce. Several proposals have been made at the state and local level that would impose additional taxes on the sale of goods and services through the Internet. These proposals, if adopted, could substantially impair the growth of e-commerce, and could diminish our opportunity to derive financial benefit from our activities. In 1998, the U.S. federal government enacted legislation prohibiting states or other local authorities from imposing new taxes on



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Internet commerce for a period of three years. This tax moratorium will last only for a limited period and does not prohibit states or the Internal Revenue Service from collecting taxes on our income, if any, or from collecting taxes that are due under existing tax rules. A successful assertion by one or more states or any foreign country that we should collect sales or other taxes on the exchange of merchandise on our system would harm our business.

WE ARE DEPENDENT ON KEY PERSONNEL

        Our future performance will be substantially dependent on the continued services of our senior management and other key personnel. Our future performance also will depend on our ability to retain and motivate our other officers and key employees. The loss of the services of any of our executive officers or other key employees could harm our business. We do not have long-term employment agreements with any of our key personnel, and we do not maintain any "key person" life insurance policies. Our new businesses are all dependent on attracting and retaining key employees. The land-based auction businesses are particularly dependent on specialists and senior management because of the relationships these individuals have established with sellers who consign property for sale at auction. For example, Dean Kruse is particularly important to Kruse. We have had some turnover of these types of personnel, and continued losses could result in the loss of significant future business and would harm us. Such personnel are in great demand by other online companies. In addition, employee turnover frequently increases during the period following an acquisition as employees evaluate possible changes in compensation, culture, reporting relationships, and the direction of the business. Such increased turnover could increase our costs and reduce our future revenues. Our future success also will depend on our ability to attract, train, retain and motivate highly skilled technical, managerial, marketing and customer support personnel. Competition for these personnel is intense, especially for engineers and other professionals, especially in the San Francisco Bay Area, and we may be unable to successfully attract, integrate or retain sufficiently qualified personnel. In making employment decisions, particularly in the Internet and high-technology industries, job candidates often consider the value of the stock options they are to receive in connection with their employment. Fluctuations in our stock price may make it more difficult to retain and motivate employees whose stock option strike prices are substantially above current market prices.

OUR OFF-LINE AUCTION BUSINESSES NEED TO CONTINUE TO ACQUIRE PROPERTIES

        The businesses of Butterfields and Kruse are both dependent on the continued acquisition of high quality auction properties from sellers. Their future success will depend in part on their ability to maintain an adequate supply of high quality auction property, particularly fine and decorative arts and collectibles and collectible automobiles, respectively. There is intense competition for these pieces with other auction companies and dealers. In addition, a small number of key senior management and specialists maintain the relationships with the primary sources of auction property and the loss of any of these individuals could harm the business of Butterfields and Kruse.

OUR OFF-LINE AUCTION BUSINESSES COULD SUFFER LOSSES FROM PRICE GUARANTEES, ADVANCES OR RESCISSIONS OF SALES

        In order to secure high quality auction properties from sellers, Butterfields and Kruse may give a guaranteed minimum price or a cash advance to a seller, based on the estimated value of the property. If the auction proceeds are less than the amount guaranteed, or less than the amount advanced and the seller does not repay the difference, the company involved will suffer a loss. In addition, under certain circumstances a buyer who believes that an item purchased at auction does not have good title, provenance or authenticity may rescind the purchase. Under these circumstances, the company involved will lose its commissions and fees on the sale even if the seller, in accordance with the terms and conditions of sale, in turn accepts back the item and returns the funds he or she received from the sale.

WE ACQUIRED REAL PROPERTY WITH SOME OF OUR NEW BUSINESSES

        In connection with the acquisitions of Kruse and Butterfields we acquired real property including land, buildings and interests in partnerships holding land and buildings. We have no experience in managing real property. Ownership of this property subjects us to new risks, including:



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        -       the possibility of environmental contamination and the costs associated with fixing any environmental problems;

        - adverse changes in the value of these properties, due to interest rate changes, changes in the neighborhoods in which the properties are located, or other factors;

        - the possible need for structural improvements in order to comply with zoning, seismic, disability act or other requirements; and

        -       possible disputes with tenants, partners or others.

OUR MARKET IS INTENSELY COMPETITIVE

        Depending on the category of product, eBay currently or potentially competes with a number of companies serving particular categories of goods as well as those serving broader ranges of goods. The online personal trading market is a new, rapidly evolving and intensely competitive area. We expect competition to intensify in the future as the barriers to entry are relatively low, and current and new competitors can launch new sites at a nominal cost using commercially available software. Our broad-based competitors include the vast majority of traditional department and general merchandise stores as well as emerging online retailers. These include most prominently: Wal-Mart, Kmart, Target, Sears, Macy's, JC Penney, Montgomery Ward, Costco, Sam's Club as well as Amazon.com, Buy.com, AOL.com, Yahoo! shopping and MSN.

        In addition, eBay faces competition from specialty retailers and exchanges in each of its categories of products. For example:

        Antiques: Christies, eHammer, Sotheby's / Sothebys.com,
Sothebys.amazon.com

        Coins & Stamps: Collectors Universe, Heritage, Numismatists Online, US Mint

        Collectibles: Franklin Mint

        Musical Instruments: Guitar Center, Harmony-Central.com, MARRS, MusicHotBid.com

        Sports Memorabilia: Beckett's, Collectors Universe Toys, Bean Bag Plush:
Amazon.com, eToys.com, KB Toys

        Premium Collectibles: Christies, DuPont Registry, Gavelnet, Greg Manning Auctions, iCollector, Lycos / Skinner Auctions, Millionaire.com, Phillips
(LVMH), Sotheby's, Sothebys.amazon.com

        Automotive (used cars): Auction Auto.com, Autobytel.com, AutoMallUSA, AutoVantage.com, AutoWeb.com, Barrett-Jackson, CarOrder.com, CarPoint, CarScene.com, eClassics.com, Edmunds, GreenLight.com, Hemmings, Newspaper classifieds, Used car dealers

        Books, Movies, Music: Amazon.com, Barnes & Noble, Barnesandnoble.com, BigStar, Blockbuster, BMG Columbia House, CDNow, DVD Express, Spinner.com, Wherehouse, Alibris.com, Bookfinders.com

        Clothing: Bluefly.com, Dockers.com, FashionMall.com, The Gap, J. Crew, LandsEnd.com, The Limited, lucy.com, Macys, The Men's Wearhouse, Ross, 3Dshopping.com

        Computers & Consumer Electronics: Best Buy, Buy.com, Circuit City, Compaq, CompUSA, Dell, Egghead, Fry's Electronics, Gateway, The Good Guys, IBM, MicroWarehouse, The Sharper Image, Shopping.com

        Home & Garden: IKEA, Crate & Barrel, Homepoint.com, Home Depot, Garden.com, Pottery Barn, Ethan Allen, Frontgate

        Jewelry: Ashford.com, Mondera.com

        Sporting Goods/Equipment: dsports.com, FogDog.com, Footlocker, Gear.com, golfclubexchange, golftrader.com, MVP.com, PlanetOutdoors.com, Play It Again Sports, REI, Sports Authority

        Tool/Equipment/Hardware: Home Depot, HomeBase, Amazon.com, Ace Hardware, OSH

        Business-to-Business: Ariba, BidFreight.com, BizBuyer.com, bLiquid.com, CloseOutNow.com, CommerceBid.com, Commerce One, Concur Technologies, DoveBid, FreeMarkets, iMark, Oracle, PurchasePro.com, RicardoBiz.com, Sabre, SurplusBin.com, UnionStreet.com, Ventro, VerticalNet

        Additionally, we face competition from various online auction sites including: Amazon.com, the Fairmarket Auction Network (an auction network including Microsoft's MSN, Excite@Home, Dell Computer, ZD Net, Lycos and more than 100 others), First Auction, Surplus Auction, uBid, Yahoo! Auctions and a large number of other companies using an auction format for consumer-to-consumer or business-to-consumer sales.

        The principal competitive factors in our market include the following:

        -       ability to attract buyers;

        -       volume of transactions and selection of goods;

        -       customer service; and

        -       brand recognition.

        With respect to our online competition, additional competitive factors are:

        -       community cohesion and interaction;

        -       system reliability;

        -       reliability of delivery and payment;

        -       website convenience and accessibility;

        -       level of service fees; and

        -       quality of search tools.

        Some current and potential competitors have longer company operating histories, larger customer bases and greater brand recognition in other business and Internet markets than we do. Some of these competitors also have significantly greater financial, marketing, technical and other resources. Other online trading services may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies. As a result, some of our competitors with other revenue sources may be able to devote more resources to marketing and promotional campaigns, adopt more aggressive pricing policies and devote substantially more resources to website and systems development than we are able to. Increased competition may result in reduced operating margins, loss of market share and diminished value of our brand. Some of our competitors have offered services for free, and others may do this as well. We may be unable to compete successfully against current and future competitors.

        In order to respond to changes in the competitive environment, we may, from time to time, make pricing, service or marketing decisions or acquisitions that could harm our business. For example, we implemented an



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insurance program that generally insures items up to a value of $200, with a $25 deductible, for users with a non-negative feedback rating at no cost to the user. New technologies may increase the competitive pressures by enabling our competitors to offer a lower cost service. Some Internet-based applications that direct Internet traffic to certain websites may channel users to trading services that compete with us.

        Although we have established Internet traffic arrangements with several large online services and search engine companies, these arrangements may not be renewed on commercially reasonable terms. Even if these arrangements are renewed, they may not result in increased usage of our service. In addition, companies that control access to transactions through network access or Internet browsers could promote our competitors or charge us substantial fees for inclusion.

        The off-line auction business is intensely competitive. Butterfields competes with two larger and better known auction companies, Sotheby's Holdings, Inc. and Christie's International plc, as well as numerous regional auction companies. To the extent that these companies increase their focus on the middle market properties that form the core of Butterfields' business, its business may suffer. Kruse is subject to competition from numerous regional competitors. In addition, competition with Internet-based auctions may harm the land-based auction business. Although Billpoint's business is new, several new companies have entered this market, including competitors who are offering free services and significant promotional incentives, and large companies, including banks and credit card companies, are also beginning to enter this market. Half.com competes directly with online retailers in its product categories, as well as traditional sellers of used books, videos and CDs.


OUR BUSINESS IS DEPENDENT ON THE DEVELOPMENT AND MAINTENANCE OF THE INTERNET INFRASTRUCTURE

        The success of our service will depend largely on the development and maintenance of the Internet infrastructure. This includes maintenance of a reliable network backbone with the necessary speed, data capacity and security, as well as timely development of complementary products such as high-speed modems, for providing reliable Internet access and services. Because global commerce and the online exchange of information is new and evolving, we cannot predict whether the Internet will prove to be a viable commercial marketplace in the long term. The Internet has experienced, and is likely to continue to experience, significant growth in the numbers of users and amount of traffic. If the Internet continues to experience increased numbers of users, increased frequency of use or increased bandwidth requirements, the Internet infrastructure may be unable to support the demands placed on it. In addition, the performance of the Internet may be harmed by increased users or bandwidth requirements.

        The Internet has experienced a variety of outages and other delays as a result of damage to portions of its infrastructure, and it could face outages and delays in the future. These outages and delays could reduce the level of Internet usage as well as the level of traffic and the processing transactions on our service. In addition, the Internet could lose its viability due to delays in the development or adoption of new standards and protocols to handle increased levels of activity or due to increased governmental regulation. The infrastructure and complementary products or services necessary to make the Internet a viable commercial marketplace for the long term may not be developed successfully or in a timely manner. Even if these products or services are developed, the Internet may not become a viable commercial marketplace for services such as those that we offer.

OUR BUSINESS IS SUBJECT TO ONLINE COMMERCE SECURITY RISKS

        A significant barrier to online commerce and communications is the secure transmission of confidential information over public networks. Our security measures may not prevent security breaches. Our failure to prevent security breaches could harm our business. Currently, a significant number of our users authorize us to bill their credit card accounts directly for all transaction fees charged by us. We rely on encryption and authentication technology licensed from third parties to provide the security and authentication technology to effect secure transmission of confidential information, including customer credit card numbers. Advances in computer capabilities, new discoveries in the field of cryptography, or other developments may result in a compromise or breach of the technology used by us to protect customer transaction data. A number of websites have reported breaches of their security. Any compromise of our security could harm our reputation and, therefore, our business. In addition, a party who is able to circumvent our security measures could misappropriate proprietary information or



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

cause interruptions in our operations. An individual has claimed to have misappropriated some of our confidential information by breaking into our computer system. We may need to expend significant resources to protect against security breaches or to address problems caused by breaches. Security breaches could damage our reputation and expose us to a risk of loss or litigation and possible liability. Our insurance policies carry low coverage limits, which may not be adequate to reimburse us for losses caused by security breaches.

WE MUST KEEP PACE WITH RAPID TECHNOLOGICAL CHANGE TO REMAIN COMPETITIVE

        The market in which we compete is characterized by rapidly changing technology, evolving industry standards, frequent new service and product introductions and enhancements and changing customer demands. These market characteristics are worsened by the emerging and changing nature of the Internet. Our future success therefore will depend on our ability to adapt to rapidly changing technologies, to adapt our services to evolving industry standards and to continually improve the performance, features and reliability of our service. Our failure to adapt to such changes would harm our business. In addition, the widespread adoption of new Internet, networking or telecommunications technologies or other technological changes could require substantial expenditures to modify or adapt our services or infrastructure.


WE NEED TO DEVELOP NEW SERVICES, FEATURES AND FUNCTIONS IN ORDER TO EXPAND

        We plan to expand our operations by developing new or complementary services, products or transaction formats or expanding the breadth and depth of services. We may be unable to expand our operations in a cost-effective or timely manner. Even if we do expand, we may not maintain or increase our overall market acceptance. If we launch a new business or service that is not favorably received by consumers, it could damage our reputation and diminish the value of our brand. We anticipate that future services will include pre-and post-trade services.

        We are pursuing strategic relationships with third parties to provide many of these services. By using third parties to deliver these services, we may be unable to control the quality of these services and our ability to address problems if any of these third parties fails to perform adequately will be reduced. Expanding our operations in this manner also will require significant additional expenses and development, operations and other resources and will strain our management, financial and operational resources. The lack of market acceptance of any new services could harm our business.

OUR GROWTH WILL DEPEND ON OUR ABILITY TO DEVELOP OUR BRAND

        We believe that our historical growth has been largely attributable to word of mouth. We have benefited from frequent and high visibility media exposure both nationally and locally. We do not expect the frequency or quality of this media exposure to continue. However, we believe that continuing to strengthen our brand will be critical to achieving widespread acceptance of our service. Promoting and positioning our brand will depend largely on the success of our marketing efforts and our ability to provide high quality services. In order to promote our brand, we will need to increase our marketing budget and otherwise increase our financial commitment to creating and maintaining brand loyalty among users. Brand promotion activities may not yield increased revenues, and even if they do, any increased revenues may not offset the expenses we incurred in building our brand. If we do attract new users to our service, they may not conduct transactions over our service on a regular basis. If we fail to promote and maintain our brand or incur substantial expenses in an unsuccessful attempt to promote and maintain our brand, our business would be harmed.

WE MAY BE UNABLE TO PROTECT OR ENFORCE OUR OWN INTELLECTUAL PROPERTY RIGHTS ADEQUATELY

        We regard the protection of our URLs, copyrights, service marks, trademarks, trade dress and trade secrets as critical to our success. We rely on a combination of patent, copyright, trademark, service mark and trade secret laws and contractual restrictions to protect our proprietary rights in products and services. We have entered into confidentiality and invention assignment agreements with our employees and contractors, and nondisclosure agreements with parties with whom we conduct business in order to limit access to and disclosure of our proprietary information. These contractual arrangements and the other steps taken by us to protect our intellectual property may not prevent misappropriation of our technology or deter independent third-party development of similar technologies. We pursue the registration of our URLs, trademarks and service marks in the U.S. and internationally. Effective copyright, service mark, trademark, trade dress and trade secret protection is very expensive to maintain, and protection may not be available in every country in which our services are made available online. Furthermore, we must also protect our URLs in an increasing number of jurisdictions, a process that is expensive and may not be successful in every location. We have licensed in the past, and expect to license in the future, certain of our proprietary rights, such as trademarks or copyrighted material, to third parties. These licensees may take actions that might diminish the value of our proprietary rights or harm our reputation. We also rely on certain technologies that we license from third parties, such as Oracle Corporation, Microsoft and Sun Microsystems Inc., the suppliers of key database technologies, the operating system and specific hardware components for our service. These third-party technology licenses may not continue to be available to us on commercially reasonable terms. The loss of this technology could require us to obtain substitute technology of lower quality or performance standards or at greater cost.

OUR BUSINESS IS SUBJECT TO CONSUMER TRENDS AND DISCRETIONARY CONSUMER SPENDING

        We derive most of our revenues from fees received from sellers for listing products for sale on our service and fees received from successfully completed transactions. Our future revenues will depend upon continued demand for the types of goods that are listed by users of our service. The popularity of certain categories of items, such as toys, dolls and memorabilia, among consumers may vary over time due to perceived scarcity, subjective value, and societal and consumer trends in general. A decline in the popularity of, or demand for, certain collectibles or other items sold through our service could reduce the overall volume of transactions on our service, resulting in reduced revenues. In addition, consumer "fads" may temporarily inflate the volume of certain types of items listed on our service, placing a significant strain upon our infrastructure and transaction capacity. These trends also may cause fluctuations in our operating results from one reporting period to the next. Any decline in demand for the goods offered through our service as a result of changes in consumer trends could harm our business. A decline in consumer spending would harm our land-based auction businesses. Sales of fine and decorative art, collectable cars and other collectibles would be adversely affected by a decline in discretionary consumer spending, especially for luxury items. Changes in buyer's tastes, economic conditions or consumer trends could cause declines in the number or dollar volume of items sold and thereby harm the business of these companies.

WE ARE DEPENDENT ON THE PERFORMANCE OF A SALES FORCE THAT WE DO NOT DIRECTLY CONTROL

        We are beginning to receive revenues from end-to-end service providers, strategic partnerships and direct promotions. These revenues may be affected by events affecting the parties with whom we have these relationships and by the market for online promotions generally. Our direct advertising revenue is dependent in significant part on the performance of AOL's sales force, which we do not control. Reduction in these revenues, whether due to the softening of the market for online advertising in general or particular problems facing parties with which we have commercial relationships, could adversely affect our results.

SOME ANTI-TAKEOVER PROVISIONS MAY AFFECT THE PRICE OF OUR COMMON STOCK

        The Board of Directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the preferences, rights and privileges of those shares without any further vote or action by the stockholders. The rights of the holders of common stock may be harmed by the rights of the holders of any preferred stock that may be issued in the future. Some provisions of our certificate of incorporation and bylaws could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. These include provisions that provide for a classified Board of Directors, prohibit stockholders from taking action by written consent and restrict the ability of stockholders to call special meetings. We are also subject to provisions of Delaware law that prohibit us from engaging in any business combination with any interested stockholder for a period of three years from the date the person became an interested stockholder, unless certain conditions are met. This could have the effect of delaying or preventing a change of control.

WE ARE CONTROLLED BY CERTAIN STOCKHOLDERS, EXECUTIVE OFFICERS AND DIRECTORS

        Our executive officers and directors (and their affiliates) own a majority of our outstanding common stock. As a result, they have the ability to control our company and direct our affairs and business, including the election of directors and approval of significant corporate transactions. This concentration of ownership may have the effect of delaying, deferring or preventing a change in control of our company and may make some transactions more difficult or impossible without the support of these stockholders. Any of these events could decrease the market price of our common stock.

                                 USE OF PROCEEDS

        We will not receive any of the proceeds from the sale of the shares of common stock offered by the selling stockholders. See "Selling Stockholders."



                                 DIVIDEND POLICY

        We have never declared or paid any cash dividends on our capital stock. We intend to retain any future earnings to support operations and to finance the growth and development of our business, and we do not anticipate paying cash dividends for the foreseeable future.



                       WHERE YOU CAN GET MORE INFORMATION

        We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms at Room 1024, 450 Fifth Street, N.W., Washington, D.C., as well as at the SEC's regional offices at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and 7 World Trade Center, Suite 1300, New York, NY 10048. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's website at "http://www.sec.gov." In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, D.C. 20006.

        The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

        - Annual Report on Form 10-K for the year ended December 31, 1999, filed March 30, 2000, as amended by the Annual Report on Form 10-K/A filed April 28, 2000;

        - Quarterly Report on Form 10-Q for the quarter ended March 31, 2000, filed May 15, 2000;

        - Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, filed August 9, 2000;

        -       Current Report on Form 8-K, filed May 25, 2000; and

        - The description of the common stock contained in our Registration Statement on Form 8-A, filed August 20, 1998.

        You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

                                    eBay Inc.
                              2145 Hamilton Avenue
                               San Jose, CA 95125
                                 (408) 558-7400

        This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have authorized no one to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

                              SELLING STOCKHOLDERS

        In the acquisition of Half.com that we consummated on July 11, 2000, we issued to all of the selling stockholders shares of our common stock, and we agreed to register a number of shares of the common stock for resale. We also agreed to use reasonable efforts to keep the registration statement effective until the earliest of the date the shares of common stock offered under this prospectus have been sold to the public, the date one year from the date of effectiveness of this prospectus (subject to adjustment in certain cases for delays in filing) and, in some cases, the date when all shares of common stock offered under this prospectus may be sold in any three-month period under Rule
144. Our registration of the shares of common stock does not necessarily mean that the selling stockholders will sell all or any of the shares.

        The following table sets forth certain information regarding the beneficial ownership of the common stock, as of October 19, 2000, by each of the selling stockholders.

        The information provided in the table below with respect to each selling stockholder has been obtained from that selling stockholder. Except as otherwise disclosed below, none of the selling stockholders has, or within the past three years has had, any position, office or other material relationship with us. Because the selling stockholders may sell all or some portion of the shares of common stock beneficially owned by them, we cannot estimate the number of shares of common stock that will be beneficially owned by the selling stockholders after this offering. In addition, the selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which they provided the information regarding the shares of common stock beneficially owned by them, all or a portion of the shares of common stock beneficially owned by them in transactions exempt from the registration requirements of the Securities Act of 1933.

        Some of the selling stockholders may distribute their shares, from to time to time, to their limited and/or general partners or members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon such transfer the donee would have the same right of sale as the selling stockholder.

        Beneficial ownership is determined in accordance with Rule 13d-3(d) promulgated by the SEC under the Securities Exchange Act of 1934. Unless otherwise noted, each person or group identified possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. None of the share amounts set forth below represents more than 1% of our outstanding stock as of October 19, 2000, adjusted as required by rules promulgated by the SEC.

             SELLING STOCKHOLDER                                   NUMBER     SHARES BEING OFFERED
             -------------------                                   ------     --------------------
Infonautics, Inc. ......................................           174,392           130,794
David R. King ..........................................             7,847             5,885
Howard L. Morgan .......................................            38,366            28,774
Woodland Partners ......................................            56,422            42,316
B-ETC, LP (1) ..........................................           148,019           111,014
Minor/O'Brien Ventures I, LLC (2) ......................            29,603            22,202
Pennsylvania Early Stage Partners, L.P. ................            59,207            44,405
Mark L. Walsh ..........................................             3,700             2,775
Michael Lynton .........................................             3,700             2,775
Joshua M. Kopelman and Rena M. Kopelman, Tenants in
Entireties .............................................         1,412,581         1,059,435
Srinivas Balijepalli ...................................           156,953           117,714
VIMAC HDC Limited Partnership (3) ......................           125,131            93,848
VIMAC PCC Limited Partnership (4) ......................           305,200           228,900
VIMAC 98 Vintage Trust Limited Partnership (5) .........            30,519            22,889
VIMAC 99 Vintage Trust Limited Partnership (6) .........            66,869            50,151

             SELLING STOCKHOLDER                                   NUMBER     SHARES BEING OFFERED
             -------------------                                   ------     --------------------
VIMAC HDC2 Limited Partnership (7) .....................           287,172           215,379
David Schlessinger .....................................            30,519            22,889
Comcast Interactive Capital, LP (8) ....................           769,735           577,301
CMGI@Ventures IV, LLC (9) ..............................         1,480,267         1,110,200

(1) B-ETC, LP ("B-ETC") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by B-ETC, such shares will be held, and thus may be sold by the following members:
        Berkman Associates, L.P.; Berkman Investors, Inc.; Scott G. Bruce and Richard I. Goldstein. In no event will any of the foregoing members be distributed more than 87,702 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such partners be in excess of 111,014 shares. Any distribution by B-ETC to its partners would decrease the holdings of B-ETC accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(2) Minor/O'Brien Ventures I, L.L.C ("MOV I") may distribute its shares in kind from time to time to its members, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by MOV I, such shares will be held, and thus may be sold by the following members: The Minor Revocable Trust U/A/D 4/21/97 and MOV I Management Company, L.L.C. In no event will any of the foregoing members be distributed more than 20,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 22,202 shares. Any distribution by MOV I to its members would decrease the holdings of MOV I accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(3) VIMAC HDC Limited Partnership ("VIMAC HDC LP") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by VIMAC HDC LP, such shares will be held, and thus may be sold by the following partners: Albert P. & Ruth L. Roeper Trust; Bernhardt Zeisig; Brent P. Johnstone; C. Bruce Johnstone; Edward
        A. Taft III; Frederick A. Wang; Harold W. Janeway Trust; Jessica R. Roeper Trust; Neal Hill; Pendleton P. White, Jr.; Peter B. Loring; Peter
        B. Loring Trust UAD 2/23/93; Reed E. Johnstone; Richard Wheatland II; Robert C. Roeper Trust; Terry M. Hall; The E. & J. Crocker Irrevocable Trust (1999); Valle R. Nelson Trust and Venture Investment Management Company LLC;. In no event will any of the foregoing partners be distributed more than 20,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 93,848 shares. Any distribution by VIMAC HDC LP to its partners would decrease the holdings of VIMAC HDC LP accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(4) VIMAC PCC Limited Partnership ("VIMAC PCC") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by VIMAC PCC, such shares will be held, and thus may be sold by the following partners: Venture Investment Management Company LLC and VIMAC PCC Limited Partnership. In no event will any of the foregoing partners be distributed more than 226,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 228,900 shares. Any distribution by VIMAC PCC to its partners would decrease the holdings of VIMAC PCC accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(5) VIMAC 98 Vintage Trust Limited Partnership. ("VIMAC 98 Vintage Trust") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by VIMAC 98 Vintage Trust, such shares will be held, and thus may be sold by the following partners: 1343656 Ontario, Inc.; Allanton Ltd.; Andrew J. Bonnell; BAR Associates XVIII; Bernhardt Zeisig; Canaan Limited Partnership; Charles
        W. Hosmer; David K. Stevenson; David M. Epstein; Donald A. Grilli; Douglas B. Wells, Jr.; Frederick A. Wang; George E. & Pamela C. Christodoulo; Harold H. Apt IRA Rollover; Haroon Rashid Farman-Farmaian; Jeanne C. B. Baum; John Wickenden; Kenneth J. Smith SEP IRA; Kevin K. Harrison; Lawrence R. Epstein; Lorraine C. Wang; Matthew S. Timmons; Mohsen Gharib; Paul B. Kopperl 1997 Trust; Paul J. Welch; Peter Holcomb Creighton; Peter Sellew; Richard Wheatland II; Richter Investment Corporation; Robert G. Walker Trust - 1996; SIC Corporation Profit Sharing Plan; Stephen B. Loring; Stephen W. Schley; The Barbara J. Tracey Revocable Trust; Timothy P. Nagy; William C. Osborn; Zrno Family Living Trust and Venture Investment Management Company. In no event will any of the foregoing partners be distributed more than 4,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 22,889 shares. Any distribution by VIMAC 98 Vintage Trust to its partners would decrease the holdings of VIMAC 98 Vintage Trust accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(6) VIMAC 99 Vintage Trust Limited Partnership. ("VIMAC 99 Vintage Trust") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by VIMAC 99 Vintage Trust, such shares will be held, and thus may be sold by the following partners: 1343656 Ontario, Inc.; 802784 Ontario Ltd; Andre' F. and Suellen S. Perold; Andrew Egendorf; Andrew J. Bonnell; Arnold A. Kaminkow IRA; Bryan Panner; Carter S. Bacon, Jr.; Credicore Ltd; Daniel O'Sullivan; Daniel T. Hamilton; David K. Stevenson; David M. Epstein; E. Byron Hensley, Jr.; Edgar Crocker 1990 Trust; Edward E. Watts III; Edward W. Gutelius, Jr. IRA; Eric K. Bacon; Erlauf Holdings Ltd; Harold
        H. Apt IRA Rollover; Haroon Rashid Farman-Farmaian; Helen A. Adamson; Howard F. Elkus; J. Scott & Kerri M. Tellier; James S. Paul; John C. & June N. Robinson; John M. Dacey; John P. & Colleen W. O'Connell; John Wickenden; Kathleen and Peter Stenerson; Kenneth J. Smith; Kenneth J. Smith SEP IRA; Kevin K. Harrison; Keyser Trust; Lawrence R. Epstein; Leah Silver; Margaret E. Curtis, Jr.; Mark I. Robinson & Tisa Hughes; Michael D. Gardner; Michael William Slaunwhite; Miles A. Kulukundis; Mohsen Gharib; Pamela C. Christodoulo; Paul R. Trojano; Ray Cayen; Richard A. Baum; Richard Wheatland II; Richter Investment Corporation; Robin B. Greenwood; Ron Vered; Russell M. Blair; Shea Insurance Group, Inc.; Shenkman Corporation; Soloway Holdings (U.S.) Inc.; Stan Kugell; Stephen D. Brinkmann; Stephen W. Schley; Steven J. Baron & Paula F. Zenitz; Tolcor Investments LTD; Univest Corporation; Urban Associates; Valle R. Nelson Trust; Wells W. Bacon; William C. Osborn and Venture Investment Management Company LLC. In no event will any of the foregoing partners be distributed more than 4,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 50,151 shares. Any distribution by VIMAC 99 Vintage Trust to its partners would decrease the holdings of VIMAC 99 Vintage Trust accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(7) VIMAC HDC2 Limited Partnership (" VIMAC HDC2 LP") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by VIMAC HDC2 LP, such shares will be held, and thus may be sold by the following partners: 1343656 Ontario, Inc.; Albert P. & Ruth L. Roeper Trust; Allanton Ltd.; Andrew Egendorf; Arnold
        A. Kaminkow IRA; Athena Edmonds; Bernhardt Zeisig; Brent P. Johnstone; Bryan Panner; C. Bruce Johnstone; Carter S. Bacon, Jr.; Charles E. Brainard III; Claude Hayat; Delano & Kopperl, Inc.; Edgar Crocker 1990 Trust; Edward A. Taft III; Edward E. Watts III; Edward G. Culverwell; Edward S. Rogerson; Eric K. Bacon; Erlauf Holdings Ltd; Frederick A. Wang; Harold W. Janeway Trust; Helen Haddad; Herbert M. Dean; Howard F. Elkus; James C. Taylor; Jeffrey D. Fotta; Jessica R. Roeper Trust; John
        B. Fisher; E&J Crocker Irrevocable Trust (1999); Kenneth R. Rossano; Kevin K. Harrison; Linda S. Mather; Lyle G. Hislop; Margaret B. Connor Revocable Trust; Neal Hill; Noelle V. Johnstone; One & Co; Pendleton P. White, Jr.; Reed E. Johnstone; Ric C. Calvillo; Richard B. Fisher Revocable

        Trust; Richard Napolitano; Richard Wheatland II; Robert C. Roeper; Robert C. Roeper Trust; Robin B. Greenwood; Rodger P. Nordblom; Rudolph
        K. Kluiber; Sally L. Conkright; Sean M. Healey; Stan Kugell; Stavros Cadamenos; Stephanie Kittredge; Stuart and Heather Woodring; Susan Sansonnetti; Terry M. Hall; The 1999 Willis Children Trust; Thomas G. Curtis, Jr.; Thorne Trading Company, LLC; Timothy A. Ingraham; U. Haskell Crocker II; Valle R. Nelson Trust; Wayne G. Willis; Wells W. Bacon; William G. Rogerson; William M. Bluestein; Zoe Capital LLC and Venture Investment Management Company LLC. In no event will any of the foregoing partners be distributed more than 40,000 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 215,379 shares. Any distribution by VIMAC HDC2 LP to its partners would decrease the holdings of VIMAC HDC2 LP accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(8) Comcast Interactive Capital, LP ("CIC") may distribute its shares in kind from time to time to its partners, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by CIC, such shares will be held, and thus may be sold by the following partners: Comcast CICG, LP; Adam M. Black; Julian
        A. Brodsky; Kathy M. Hyneman; John E. Kole; Samuel H. Schwartz; and Louis A. Toth. In no event will any of the foregoing partners be distributed more than 518,375 shares on an individual basis. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 577,301 shares. Any distribution by CCI to its partners would decrease the holdings of CCI accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

(9) CMGI@Ventures IV, LLC may distribute its shares in kind from time to time to its members, who may then sell such distributed shares pursuant to this prospectus. Assuming all of such shares are distributed by CMGI@Ventures IV, LLC, such shares will be held, and thus may be sold by the following members: CMG@Ventures Capital Corp.; Denise Ames; Mainini Cabute; Jonathan Callaghan; Gary Curtis; Joshua Daniels; Brad Garlinghouse; Matthew Jennings; John LaBarre; Denise Marks; Peter Mills; David Nerrow; Daniel Pawliw; Marc Poirier; James Quagliaroli; Janet Veino; and Lior Yahalomi. In no event will any of the foregoing members be distributed more than 100,000 shares on an individual basis, other than CMG@Ventures Capital Corp., which may be distributed up to all of such shares held by CMGI@Ventures IV, LLC. In addition, in no event will the aggregate amount of all shares sold by such members be in excess of 1,110,200 shares. Any distribution by CMGI@Ventures IV, LLC to its members would decrease the holdings of CMGI@Ventures IV, LLC accordingly. None of the foregoing share amounts, either individually or in the aggregate, represents more than 1% of our outstanding stock as of October 19, 2000.

                              PLAN OF DISTRIBUTION

        The shares of common stock may be sold from time to time by the selling stockholders in one or more transactions at fixed prices, at market prices at the time of sale, at varying prices determined at the time of sale or at negotiated prices. As used in this prospectus, "selling stockholders" includes donees, pledges, transferees and other successors in interest selling shares received from a selling stockholder after the date of this prospectus as a gift, pledge, partnership distribution or other non-sale transfer. Upon our being notified by a selling stockholder that a donee, pledgee, transferee or other successor in interest intends to sell shares, a supplement to this prospectus, if required, will be filed. The selling stockholders may offer their shares of common stock in one or more of the following transactions:

        - on any national securities exchange or quotation service on which the common stock may be listed or quoted at the time of sale, including the Nasdaq National Market;

        -       in the over-the-counter market;

        -       in private transactions;

        -       through options;

        -       by pledge to secure debts and other obligations; or

        -       through a combination of any of the above transactions.

        If required, we will distribute a supplement to this prospectus to describe material changes in the terms of the offering.

        The shares of common stock described in this prospectus may be sold from time to time directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer shares of common stock to or through underwriters, broker/dealers or agents. The selling stockholders and any underwriters, broker/dealers or agents that participate in the distribution of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933. Any profits on the resale of shares of common stock and any compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act of 1933. We have agreed to indemnify each selling stockholder against certain liabilities, including liabilities arising under the Securities Act of 1933. The selling stockholders may agree to indemnify any agent, dealer or broker-dealer that participates in the sale of shares of common stock described in this prospectus against certain liabilities, including liabilities arising under the Securities Act of 1933.

        Some of the selling stockholders may distribute their shares, from time to time, to their limited and/or general partners or members, who may sell shares pursuant to this prospectus. Each selling stockholder may also transfer shares owned by him by gift, and upon any such transfer the donee would have the same right of sale as the selling stockholder.

        Any shares covered by this prospectus that qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus. The selling stockholders may not sell all of the shares they hold. The selling stockholders may transfer, devise or gift such shares by other means not described in this prospectus.

        To comply with the securities laws of certain jurisdictions, the common stock must be offered or sold only through registered or licensed brokers or dealers. In addition, in certain jurisdictions, the shares of common stock may not be offered or sold unless they have been registered or qualified for sale or an exemption is available and complied with.

        Under the Securities Exchange Act of 1934, any person engaged in a distribution of the common stock may not simultaneously engage in market-making activities with respect to the common stock for five business days prior to the start of the distribution. In addition, each selling stockholder and any other person participating in a distribution will be subject to the Securities Exchange Act of 1934, which may limit the timing of purchases and sales of common stock by the selling stockholders or any such other person. These factors may affect the marketability of the common stock and the ability of brokers or dealers to engage in market-making activities.

        All expenses of this registration, estimated at approximately $93,000, will be paid by us. These expenses include the SEC's filing fees and printing, legal and accounting fees.

                                  LEGAL MATTERS

        For the purpose of this offering, Cooley Godward LLP, San Francisco, California, is giving an opinion as to the validity of the common stock offered by this prospectus.

                                     EXPERTS

        The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for year ended December 31, 1999, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

================================================================================

WE HAVE NOT AUTHORIZED ANY DEALER, SALES PERSON OR OTHER PERSON TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS OR ANY PROSPECTUS SUPPLEMENT. YOU MUST NOT RELY ON ANY UNAUTHORIZED INFORMATION. THIS PROSPECTUS IS NOT AN OFFER OF THESE SECURITIES IN ANY STATE WHERE AN OFFER IS NOT PERMITTED. THE INFORMATION IN THIS PROSPECTUS IS CURRENT AS OF OCTOBER 23, 2000. YOU SHOULD NOT ASSUME THAT THIS PROSPECTUS IS ACCURATE AS OF ANY OTHER DATE.


                                   ----------


                                TABLE OF CONTENTS

                                                                             PAGE
                                                                             ----
Prospectus Summary .....................................................       2
Risk Factors ...........................................................       3
Use of Proceeds ........................................................      20
Dividend Policy ........................................................      20
Where You Can Get More Information .....................................      20
Selling Stockholders ...................................................      21
Plan of Distribution ...................................................      25
Legal Matters ..........................................................      26
Experts ................................................................      26


                                3,889,646 SHARES


                                  COMMON STOCK


                                   ----------

                                   PROSPECTUS

                                   ----------


                                    eBay Inc.


                                OCTOBER 23, 2000

================================================================================